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                                                                    EXHIBIT 99.1



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                      (GUANGSHEN RAILWAY COMPANY LIMITED)
 (a joint stock limited company incorporated in the People's Republic of China)
                               (Stock Code: 525)

A SHARE ISSUE

Reference is made to the Company's announcements dated 15 November 2004, 30 December 2004, 6 December 2005 and 20 January 2006 regarding the A Share Issue.

An application has been submitted to CSRC for approval of the A Share Issue, which would be reviewed by the Public Offering Review Committee of CSRC on 4 December 2006. The Company was informed by CSRC that the A Share Draft Prospectus containing the consolidated financial information of the Company and its subsidiaries prepared under the PRC GAAP has been made available on the website of CSRC for public's review.

The Company will issue an announcement once the A Share Issue is approved.

The A Share Draft Prospectus has been posted on the website of CSRC (www.csrc.gov.cn) and the website of HKSE (www.hkex.com.hk).

A SHARE ISSUE

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules. Reference is made to the Company's announcements dated 15 November 2004, 30 December 2004, 6 December 2005 and 20 January 2006 regarding the A Share Issue.

An application has been submitted to CSRC for approval of the A Share Issue, which would be reviewed by the Public Offering Review Committee of CSRC on 4 December 2006. The Company was informed by CSRC that the A Share Draft Prospectus containing the consolidated financial information of the Company and its subsidiaries prepared under the PRC GAAP has been made available on the website of CSRC for public's review.

The Company will issue an announcement once the A Share Issue is approved.

A SHARE DRAFT PROSPECTUS

The A Share Draft Prospectus containing, inter alia, certain draft profit forecasts and pro-forma statements which may be subject to changes, has been published on the website of CSRC (www.csrc.gov.cn) and the website of HKSE (www.hkex.com.hk).

Definitions

"A Share(s)"     the domestic invested share(s) of the Company with a nominal value of RMB1.00 each proposed to be issued to institutional and public investors in the PRC by the Company

"A Share Draft   the draft prospectus (submission proof) of the Company in
Prospectus"      relation to the A Share Issue

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"A Share Issue"  the proposed issue and allotment of not more than
                 2,750,000,000 A Shares to institutional and public investors in the PRC by the Company, in which such A Shares are proposed to be listed on the Shanghai Stock Exchange

"ADSs"           American depositary shares, each representing 50 H Shares

"Board"          the board of directors of the Company

"Company"        Guangshen Railway Company Limited, a joint stock limited
                 company incorporated in the PRC on 6 March 1996, the H Shares and the ADSs of which are listed on HKSE and the New York Stock
                 Exchange, Inc., respectively

"CSRC"           China Securities Regulatory Commission

"H Shares"       the overseas listed foreign shares of the Company with a
                 nominal value of RMB1.00 each and listed on the HKSE

"HKSE"           The Stock Exchange of Hong Kong Limited

"Hong Kong"      the Hong Kong Special Administrative Region of the PRC

"Listing Rules"  the Rules Governing the Listing of Securities on HKSE

"PRC"            the People's Republic of China

"PRC GAAP"       the PRC Generally Accepted Accounting Principles

"RMB"            Renminbi, the lawful currency of the PRC

By Order of the Board
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC
29 November 2006

As at the date of this announcement, the executive Directors are Mr. Wu Junguang, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.